Asia Pacific Wire & Cable Corporation Limited Announces Full Year 2022 Financial Results and Filing of Annual Report on Form 20-F for 2022
TAIPEI, Taiwan, April 27, 2023 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced that on April 25, 2023, it filed its annual report on Form 20-F (the "Form 20-F") for the year ended December 31, 2022 with the U.S. Securities and Exchange Commission and reported its financial results for the twelve months ended December 31, 2022. Unless otherwise indicated, all amounts are reported in U.S. Dollars at the exchange rate prevailing on the date of the event or result reported.

Full Year 2022 Financial Results (Ended December 31, 2022), and 2021 comparative results

	Full Year 2022		Full Year 2021		CHANGE
Revenues	$ 433.9	million	$ 476.7	million	(9.0) %
Operating Profit/(Loss)	$ 8.1	million	$ (5.0)	million	262.2%
Net Income/(Loss)	$ 3.9	million	$ (2.6)	million	246.6%
EPS(1)	$0.19		$(0.19)		200.0%

(1)The calculation of the earnings per share is based on 20,020,364 and 13,819,669 basic and diluted weighted average common shares issued and outstanding for the twelve months ended December 31, 2022, and 2021, respectively.

Full Year 2022 Results
Revenues for the twelve months ended December 31, 2022 were $433.9 million, a decrease of 9.0% from $476.7 million for the twelve months ended December 31, 2021.  The decrease was primarily attributable to revenue decreases across the Company’s Thailand and North Asia regions, partially offset by an increase in revenue in the Company’s Rest of the World (“ROW”) region. Net revenue in the Company’s Thailand region decreased by $25.9 million, or 13.1%, from $197.8 million in 2021 to $171.8 million in 2022. The decrease was attributable primarily to the decrease in sales to the public sector in 2022 and the depreciation of the Thai Baht, which depreciated by 9.7% compared to 2021. Revenues in the Company's North Asia region decreased by $29.7 million, or 27.8%, from $107 million in 2021 to $77.3 million in 2022. The decrease was attributable to decreased sales volume primarily due to the impact of the conflict in Ukraine. The price of raw materials, crude oil, and natural gas rose, which squeezed the export market for home appliances and electronic consumer products, and export volume shrank. Also negatively affecting revenue were China’s COVID lockdowns, which added to supply chain problems and the Sino-American trade war that has affected the world economy. Revenues in the Company's ROW region increased by $12.9 million, or 7.5%, from $171.8 million in 2021 to $184.7 million in 2022 in the ROW region. Increased product sales were primarily due to orders released to the market after the Singapore government removed certain COVID-19 restrictions, partially offset by a decline in the demand for cables which decreased revenues in Australia. The Company's North Asia region includes China and Hong Kong; the Thailand region consists of operations and sales within Thailand; the ROW region includes Singapore, Australia, and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.
Operating profit for the twelve months ended December 31, 2022 was $8.1 million, an increase from an operating loss of $5.0 million for the twelve months ended December 31, 2021.  Operating profit margin increased from a loss of 1.0% in 2021 to a profit of 1.9% in 2022.  In the Thailand region, operating profit margin increased from a 6.8% loss in 2021 to a 1.53% profit in 2022. The operating profit increase was the result of a 13.5% drop in copper prices compared to the end of 2021. In the North Asia region, operating profit margin decreased from 4.23% in 2021 to 0.31% in 2022. The decrease resulted from a decrease in sales volume and the fluctuation of copper prices. The ROW region’s operating profit margin slightly increased from 3.89% in 2021 to 4.21% in 2022 due to the increased sales volume in Singapore.
Selling, general and administrative expenses for the twelve months ended December 31, 2022 were $25.0 million, compared to $26.5 million reported for the twelve months ended December 31, 2021.  Net income attributable to APWC shareholders was $3.9 million for the full year 2022, compared to a net loss of $(2.6) million for the full year 2021.  The increase in net income was primarily due to the increase in operating profit. The weighted average number of shares issued and outstanding was 20.02 million and 13.82 million for the twelve months ended December 31, 2022 and 2021, respectively.
Financial Condition
APWC reported $54.0 million in cash and cash equivalents as of December 31, 2022, compared to cash and cash equivalents of $44.5 million as of December 31, 2021.
Current assets totaled $299.5 million as of December 31, 2022, compared to $312.0 million as of December 31, 2021.  Working capital was $165.9 million as of December 31, 2022, compared to $149.8 million as of December 31, 2021. Short term bank loans were $45.6 million at December 31, 2022, a decrease of 26.6% from $62.1 million at December 31, 2021.  The Company had $12.2 million in long-term debt outstanding at December 31, 2022, compared to $3.3 million in long-term debt outstanding at December 31, 2021. Shareholder's equity attributable to APWC was $151.6 million as of December 31, 2022, compared to $147.5 million as of December 31, 2021.
APWC reported $6.6 million in cash provided by operating activities during the twelve months ended December 31, 2022, compared to cash used in operating activities of $41.6 million in the corresponding period in 2021. The increase in cash generated from operations in 2022 was primarily attributable to a decrease in inventory and improved profitability. The Company reported $2.7 million in cash outflows from investing activities during the twelve months ended December 31, 2021, compared to $6.2 million in cash outflows in the same period of 2021. The decrease in cash used in investing activities in the full year of 2022 was attributable primarily to the decrease in purchases of property, plant, and equipment in 2022 compared with 2021. APWC reported $9.6 million in cash inflows from financing activities during the full year of 2022, compared to $42.4 million in cash inflows from financing activities in the same period of 2021. The decrease in cash inflows from financing activities in 2022 was primarily attributable to a decrease in borrowings from 2021.

We encourage shareholders to review our Annual Report for the year ended December 31, 2022, which has been filed with the Securities and Exchange Commission, and to visit the Company's website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation Limited is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates its business through operating subsidiaries. Through its subsidiaries, the Company is principally engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong, and certain other markets in the Asia Pacific region. The Company also engages in the distribution of certain wire and cable products manufactured by its controlling shareholder, Pacific Electric Wire & Cable Co., Ltd., and certain third parties. The Company also provides project engineering services in the supply, delivery, and installation of power cable. The Company’s major customers include appliance component manufacturers, electrical contracting firms, state-owned entities, and wire and cable dealers and factories.

Safe Harbor Statement

This release contains certain forward-looking statements relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as believes, anticipates, expects, estimates, intends, plans or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:
Skyline Corporate Communications Group, LLC
Lisa Gray, Senior Account Manager
One Rockefeller Plaza, 11th Floor
New York, NY 10020
Office: (646) 893-5835 x1
Email: lisa@skylineccg.com